January 17, 2006

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Boston Scientific Corporation Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 Response Letter dated December 7, 2005 File No. 001-11083

Dear Mr. Cascio:

This letter is in response to your letter dated December 30, 2005 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments below with our response.

Form 8-K dated October 14, 2005

Exhibit 99.1

Third Quarter Financial Results

1.
Please refer to prior comment 2. Your proposed revised disclosures related to the non-GAAP measures do not include all of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:

•	The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use each measure; and

•	The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Your current disclosures are generic and vague and do not provide the reader sufficient information to understand each non-GAAP measure. Please revise to provide all the disclosures requested above or otherwise remove the non-GAAP statements of operations format from future filings.

We will remove the non-GAAP statements of operations format from future documents furnished with the SEC.

2.
We note your disclosure that management uses these measures “to evaluate the performance period over period and to analyze the underlying trends on the Company’s business.” We also note the disclosures that these non-GAAP measures are the primary indicators management uses for establishing operational goals and forecasts that are used in allocating resources. Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131. Otherwise, discuss the reasons for any differences in the two approaches. We may have further comments.

The adjustments excluded from our non-GAAP measures are consistent with those excluded from our reportable segments’ operating profit (i.e. measure of profit or loss). These adjustments are not allocated to our reportable segments and are excluded from the financial information that our chief operating decision maker reviews to make operating decisions and assess performance. As a result, in our SFAS 131 annual and quarterly disclosures, the adjustments are a reconciling item between our reportable segments’ operating profit and our consolidated operating profit.

However, the adjustments excluded from our non-GAAP net income/net income per share are net of income tax, whereas the adjustments reflected in our SFAS 131 disclosures are before income tax, per SFAS 131, paragraph 32b.

In connection with our responses above, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and appropriate. Please do not hesitate to contact me directly at (508) 650-8450 with any questions.

Sincerely,

/s/ Lawrence C. Best Lawrence C. Best
Chief Financial Officer